

Mail Stop 3561

December 22, 2009

Indra Nooyi
Chief Executive Officer
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

> **Re:** **PepsiCo, Inc.**
> **Amendment No. 1 to**
> **Schedule 13E-3 relating to PepsiAmericas, Inc.**
> **Filed December 8, 2009**
> **File No. 005-59971**
>
> **Amendment No. 1 to**
> **Form S-4**
> **Filed December 8, 2009**
> **File No. 333-162260**

Dear Ms. Nooyi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background of the Merger, page 26

1.   We note your response to comment 13 of our letter dated October 30, 2009.
        Please further explain the "changing dynamics of the North American liquid
        refreshment beverage business."

Recommendation of PAS' Transactions Committee and PAS' Board of Directors as to
Fairness of the Merger, page 43

2.   We note your response to comment 22 of our letter dated October 30, 2009 and
        we reissue the comment. Item 1014 of Regulation M-A requires that a statement
        as to whether the transaction is fair or unfair to unaffiliated security holders. The
        phrase "other than PepsiCo, Metro and the other Affiliates of PepsiCo" does not
        include all affiliates. Please revise the disclosure accordingly or advise.

3.   We reissue comment 20 from our letter dated October 30, 2009. Please ensure
        that you have provided a reasonably detailed discussion of each material factor
        forming the basis for each party's fairness determination. A list of the factors
        considered by the filing person, without a discussion of how that factor relates to
        the determination that the transaction is fair to the unaffiliated stockholders is
        inadequate. For instance, you state that the transaction committee considered "the
        current and historical relative trading values of PAS common stock and PepsiCo
        common stock and the greater liquidity of shares of PepsiCo common stock
        compared to PAS common stock." However, you do not explain how this factor
        contributed to the special committee or the board's determination that the
        transaction is fair.

4.   We note your response to comment 25 of our letter dated October 30, 2009.
        Please revise your disclosure in the relevant bullet point to indicate that,
        consistent with your response, the transactions committee considered the
        likelihood that the merger would be completed in a reasonable amount of time as
        a factor supporting its fairness conclusion.

5.   We reissue comment 26 of our letter dated October 30, 2009. Please explain why
        PAS' transaction committee considered the existence of appraisal rights to be
        indicative of fairness. While the committee may have taken appraisal rights into
        consideration in determining to recommend the transaction to PAS security
        holders, appraisal rights merely provide a means for a security holder to challenge
        a purported fairness determination, and do not speak to the fairness of the
        transaction itself.

6.   We reissue comment 28 of our letter dated October 30, 2009. Please disclose
        whether PAS' Transactions Committee and PAS' Board of Directors considered
        as a negative factor the fact that two of your affiliates, Mr. Pohlad and PepsiCo,

collectively own sufficient shares to approve the transaction, so that the vote of an unaffiliated shareholder against the transaction will have no effect. In this regard, we note your disclosure on page 97 that Mr. Pohlad intends to vote his shares in support of the merger and, as a member of the board of directors, recommends that PAS security holders do the same. Provide clear disclosure throughout the prospectus, including in the letter to shareholders, regarding how this may impact the vote.

Opinion of PAS' Financial Advisor, page 56

7.   We note your response to comment 35 of our letter dated October 30, 2009. Please confirm that you have disclosed the PepsiCo and PBG Forecasts referred to on page 56 and in the final clause of the first sentence of your response.

Selected Transactions Analysis, page 58

8.   We note your response to comment 38 of our letter dated October 30, 2009 that Goldman Sachs reviewed more than 671 transactions and therefore the requested disclosure would be unduly burdensome. Please include a representative sampling of this group. In addition, explain how you established selection criteria that resulted in 671 transactions.

Selected Publicly Traded Companies Analysis, page 69

9.   We note your response to comment 45 of our letter dated October 30, 2009, and we reissue in part. Please revise to disclose the data underlying the results described in this section.

The Merger Agreement, page 102

10.   We note your revised introductory disclosure included in response to comment 52 of our prior letter. However, you have retained an unqualified statement that the merger agreement and the summary thereof are not intended to modify or supplement any factual disclosures in the proxy statement/prospectus or in the public reports of PepsiCo or PAS. As noted in our prior comment, please revise to remove the implication that the merger agreement and summary do not constitute public disclosure, by deleting the phrase "and are not intended to modify or supplement any factual disclosures about PepsiCo or PAS contained in this proxy statement/ prospectus or in PepsiCo's or PAS' public reports filed with the SEC."

Indra Nooyi
PepsiCo, Inc.
December 22, 2009
Page 4

<u>Unaudited Pro Forma Condensed Combined Financial Information, page 122</u>
<u>Notes to the Unaudited Pro Forma Condensed Combined Financial Information</u>
<u>Note 4 – Estimated Purchase Price and Resulting Adjustment to Goodwill, page 131</u>

11.   We note your response to our prior comment 55, but we were not able to verify
the rate used in your revised sensitivity analysis (i.e. 32%) based on changes in
your stock price since the announcement of your acquisitions of Pepsi Bottling
Group and PepsiAmericas. Specifically, it appears that the price of your common
stock has fluctuated between $64.23 in December 2009 and $56.18 in August
2009. Please provide us with a detailed discussion explaining the inputs and
assumptions used to determine the 32% rate used in your sensitivity analysis.

<u>Note 11 – Investments in Non-controlled Affiliates, page 137</u>

12.   We note your response to our prior comment 58 and the related revisions to your
filing. Your revised disclosure provides a sensitivity analysis showing the
relationship between changes in <u>your</u> stock price and the pro forma gains on your
previously held equity interests in PepsiAmericas and Pepsi Bottling Group (i.e.
non-controlling interests). Please note that any gain or loss should be based on
the difference between the carrying value of your previously held equity interests
in these entities and their respective fair values on the date the merger agreements
are consummated. Please revise to explain how changes in PepsiCo's stock price
would affect the recognition of a gain or loss on your previously held equity
interest in PepsiAmericas and Pepsi Bottling Group. Refer to FASB ASC 805-
10-25-10.

13.   In connection with the preceding comment, please provide us with a summary of
the factors (e.g. recent stock quotes, etc) used in determining the fair value of
your previously held equity interests in PepsiAmericas and Pepsi Bottling Group.

* * * * *

        As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. In your responses, please include the page numbers of the
amendment where we can find the changes. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have
provided all information investors require for an informed investment decision. Since the

company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comments may be directed to Ethan Horowitz at (202) 551-3311. Questions on other disclosure issues may be directed to John Dana Brown at (202) 551-3859 or Pamela Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: George R. Bason, Jr.
        Fax: (212) 701-5340